Knock Investor Update

April 23, 2024



SOLD
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For Internal Use Only - Not For External Distribution.

Summary

Knock has been growing strongly and steadily all year through macro headwinds and 7%+ interest rates! Per the charts below, **Revenue is forecasted to be up 90%+ MOM and EBITDA loss down 57%. We are on track to be EBITA positive in Q2 and cash-flow positive in Q4!**

Full Lender Integration

The lender channel continues to grow at a faster rate than overall applications and represents **48% of the applications for the month of April vs. 41% for the month of March**. We expect that to accelerate in May as we start integrating into our lending partners' loan operation systems (LOS), which empowers Knock to programmatically prequalify all customers in our partners' system so loan officers can easily bundle Knock into their customers' mortgages.


app.knock.com
knock
Qualify another client
Congratulations!
Your client's home has been pre-qualified for the Knock Bridge Loan™.
Your client's home at 3537 Ingelwood Drive pre-qualifies for a Knock Bridge Loan. We have included the estimated Bridge Loan amount* below. Your client can now apply for a loan from us.
Estimated Bridge Loan*
Maximum Bridge Loan: $101,818
6 months PITI on old home: -$6,634
Knock contract fee on old home: -$10,000
Bridge closing costs: -$1,800
Estimated funds for the new home: $83,384
Clients can use the Bridge Loan for
• Making non-contingent offers on a new home.
• Funding a down payment of up to 30%.
• Covering the costs of closing the purchase loan.
• Home prep to maximize the return of their listing.
• Paying for moving expenses.
• Paying off secured or unsecured debt.
knock
Congratulations!
Your client's home has been pre-qualified for the Knock Bridge Loan™.
Your client's home at 3537 Ingelwood Drive pre-qualifies for a Knock Bridge Loan. We have included the estimated Bridge Loan amount* below. Your client can now apply for a loan from us.
Estimated Bridge Loan*
Maximum Bridge Loan: $101,818
6 months PITI: -$6,634
Knock contract fee: -$10,000
Bridge closing costs: -$1,800
Estimated funds for the new home: $83,384
Clients can use the Bridge Loan for
• Making non-contingent offers on a new home.
• Funding a down payment of up to 30%.
• Covering the costs of closing the purchase loan.
• Home prep to maximize the return of their listing.
• Paying for moving expenses.
• Paying off secured or unsecured debt.

Phase I Lender Integration Complete

On March 1st, we launched Instant PreQual, which is the first phase of lender integration

The results exceeded our expectations, as seen here

	Prior to Pre-Qual 2/1/24 - 3/6/24	**Post Pre-Qual** 3/7/24 - 4/12/24	**% Change**
Leads	395	537	136% ⬆
Apps	61	124	203% ⬆
Lead to App Conversion	15.4%	23.1%	7.7% ⬆
Lead to App # of Days	3 median / 4.4 avg	1 median / 2.5 avg	57% ⬇
Engagement *(form & results)*	2m	2m 24s	120% ⬆
Revisit Rate *(form & results)*	6%	16%	10% ⬆
App Start to Submit *(median time)*	28 mins	14 mins	50% ⬇

**A decrease ⬇ reflects steps taken to reduce friction in the funnel with instant pre-qual for both the lender and borrower*

Phase II Lender Integration

We will launch our first Loan Operating System (LOS) integration April 25th with our largest lending partner NFM Lending. **Knock will programmatically pre-qualify every NFM customer**, alert loan officers within their workflow and make it easy for them to send to their customers.


Knock Lending Result Page
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Extended! Apply today and get $250 off. Learn more
Estimated Bridge Loan Amount
Take the next step, have your client apply for their Knock Bridge Loan™ today.
This figure represents an estimated Bridge Loan amount* for your client's home at 10004 E Vogel Ave, Scottsdale, AZ 85258. This does not constitute a commitment to lend. Your client must apply for a Knock Bridge Loan on my.knock.com to start the approval process.
Estimated Bridge Loan*
Maximum Bridge Loan: $262,500
6 months PITI on old home: -$11,520
Knock contract fee on old home: -$7,875
Knock Lending
Property Street Address
Property Unit Type
Property Unit Number
Property City
Property State
Property Zip
Property County
Current Mortgage Balance
Loan Officer First Name
Loan Officer Last Name
Loan Officer NMLS #
Loan Officer Email
Loan Officer Phone
Client First Name
Client Last Name
Client Email
Client Phone
Manual Entry Enabled?
Last Knock Run
Knock Lending Submission ID
Alerts & Messages
eConsent Not Yet Received
Lock requested by Rob Peterson
Good Faith Fee Variance Violated
Press F1 for Help

Lead Growth

Knock continues to see strong lead growth with a projected **987 leads for the month of April, an 8% MOM increase** and the highest monthly lead volume in over a year and since we discontinued paid direct to consumer marketing. The week ending April 21, lead volume from Lenders was up 20% from the first week of April. Conversion from **lead to application remains steady at 18-20%** despite the large increase in lead volume.



Monthly Leads & Lead Conversion
1,000
750
500
250
0
30%
15%
%
655
742
834
987
18.6%
17.9%
20.0%
18.1%
Jan 24
Feb 24
Mar 24
Apr 24
Lead > Application Conversion (actual to date)
Leads (projected)
Leads (actual)

Revenue Growth

With the strong sales pipeline we are forecasting **April revenue of $768k, which would be a 91% MOM growth rate** and exceed our budget of $727k.


Monthly Revenue
$800K
$600K
$400K
$200K
$K
$447,541
$384,648
$402,812
$768,000
Jan 24
Feb 24
Mar 24
Apr 24
Revenue (projected)
Revenue (actual)

ASK

Fundraising is mission critical, so If you are interested in doubling down or know other investors interested in a smoking good deal on a growing, nearly cash-flow break-even FinTech company at **a ~$20M post-money valuation that was valued at $2 Billion by Goldman Sachs** just 3 years ago please reach out ASAP.


$10,700,045
of a $15,600,000 goal
INVEST
min $100k
$
0
INVEST